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UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2022

AND FOR THE THREE-MONTH PERIOD THEN ENDED AS OF MARCH 31, 2022

PRESENTED IN COMPARATIVE FORMAT

Free translation from the original prepared in Spanish for publication in Argentina

REVIEW REPORT ON THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

To the President and Directors of

Pampa Energía S.A.

Legal address: Maipú, 1

Autonomous City of Buenos Aires

Tax Code No.: 30-52655265-9

Introduction

We have reviewed the accompanying consolidated condensed interim financial statements of Pampa Energía S.A. (hereinafter called “the Company”) and its subsidiaries, including the consolidated condensed interim statement of financial position at March 31, 2022, the consolidated condensed interim statement of comprehensive income for the three-month period ended March 31, 2022, the consolidated condensed interim statements of changes in equity and of cash flows for the three-month period then ended, and the selected explanatory notes.

The balances and other information for the fiscal year 2021 and its interim period is an integral part of the Financial Statements mentioned above; therefore, they must be considered in connection with those Financial Statements.

Board's responsibility

The Board of Directors of the Company is responsible for the preparation and presentation of the financial statements in accordance with International Financial Reporting Standards, adopted by the Argentine Federation of Professional Councils in Economic Sciences (FACPCE, for its acronym in Spanish) as professional accounting standards and included by the National Securities Commission (CNV, for its acronym in Spanish) in its regulations, as approved by the International Accounting Standards Board (IASB), and is therefore responsible for the preparation and presentation of the consolidated condensed interim financial statements mentioned in the first paragraph, in accordance with International Accounting Standard 34 “Interim Financial Information” (IAS 34).

Scope of our review

Our review was limited to the application of the procedures established under International Standards on Review Engagements ISRE 2410 Review of Interim Financial Information Performed by the Independent Auditor of the Entity, adopted as a review standard in Argentina by Technical Pronouncement No. 33 of the FACPCE and approved by the International Auditing and Assurance Standards Board (IAASB). A review of interim financial information consists of inquiries of Company staff responsible for preparing the information included in the consolidated condensed interim Financial Statements and of analytical and other review procedures. This review is substantially less in scope than an audit examination conducted in accordance with international standards on auditing and consequently it does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion on the financial position, the consolidated comprehensive income, or the consolidated cash flows of the Company

Conclusion

On the basis of our review, nothing has come to our attention that make us think that the consolidated condensed interim Financial Statements mentioned in the first paragraph of this report have not been prepared, in all material respects, in accordance with IAS 34.

Report on compliance with current regulations

In accordance with current regulations, we report, in connection with Pampa Energía S.A., that:

a)	the consolidated condensed interim financial statements of Pampa Energía S.A. are recorded to the “Inventory and Balance Sheet” book, and complies in what is a matter of our competence, with the provisions of the General Companies Law and in the pertinent resolutions of the National Securities Commission;

b)	the individual condensed interim financial statements of Pampa Energía S.A. arise from accounting records kept in their formal aspects in accordance with legal regulations,

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c)	we have read the Summary of Activity (“Reseña Informativa”), on which, as regards those matters that are within our competence, we have no observations to make;

d)	as of March 31, 2022, the debt accrued by Pampa Energía S.A. in favor of the Argentine Integrated Social Security System according to the Company's accounting records amounted to $ 250,1 millions, none of which was claimable at that date;

Autonomous City of Buenos Aires, May 11, 2022.

PRICE WATERHOUSE & CO. S.R.L. (Partner)
Carlos Martín Barbafina

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GLOSSARY OF TERMS

The following are not technical definitions, but they are helpful for the reader’s understanding of some terms used in the notes to the Unaudited Consolidated Condensed Interim Financial Statements of the Company.

Terms	Definitions
ADR	American Depositary Receipt
BCRA	Central Bank of the Argentine Republic
BO	Official Gazette
CAMMESA	Compañía Administradora del Mercado Eléctrico Mayorista S.A.
CB	Corporate Bonds
CIESA	Compañía de inversiones de energía S.A.
CISA	Comercializadora e Inversora S.A. (former Pampa Comercializadora S.A.)
Citelec	Compañía Inversora en Transmisión Eléctrica Citelec S.A.
CNV	Comisión Nacional de Valores – Argentine Securities Commission
CTB	Central Térmica Barragán S.A
Edenor	Empresa Distribuidora y Comercializadora Norte S.A.
ENRE	National Regulatory Authority of Electricity
Greenwind	Greenwind S.A.
HIDISA	Hidroeléctrica Diamante S.A.
HINISA	Hidroeléctrica Los Nihuiles S.A.
IASB	International Accounting Standards Board
IEASA	Integración Energética Argentina S.A.
MLC	Foreign Exchange Market
MW	Megawatt
NIC/IAS	International Accounting Standards
NIIF/IFRS	International Financial Reporting Standards
NYSE	New York Stock Exchange
OCP	Oleoductos de Crudo Pesados Ltd

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GLOSSARY OF TERMS: (Continuation)

Terms	Definitions
PB18	Pampa Bloque 18 S.A. (former Ecuador TLC S.A.)
PEB	Pampa Energía Bolivia S.A.
PEN	National Executive Branch
PISA	Pampa Inversiones S.A.
Refinor	Refinería del Norte S.A.
SACDE	Sociedad Argentina de Construcción y Desarrollo Estratégico
SE	Secretary of Energy
TGS	Transportadora de Gas del Sur S.A.
TJSM	Termoeléctrica José de San Martín S.A.
TMB	Termoeléctrica Manuel Belgrano S.A.
The Company / Pampa	Pampa Energía S.A.
The Group	Pampa Energía S.A. and its subsidiaries
Transba	Empresa de Transporte de Energía Eléctrica por Distribución Troncal de la Provincia de Buenos Aires Transba S.A.
Transener	Compañía de Transporte de Energía Eléctrica en Alta Tensión Transener S.A.
US$	U.S. dollar

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UNAUDITED CONSOLIDATED CONDENSED INTERIM STATEMENT OF

COMPREHENSIVE INCOME

For the three-month period ended March 31, 2022

presented in comparative format

(In millions of Argentine Pesos (“$”))

	Note	03.31.2022	03.31.2021

Revenue	8	44,011	28,635
Cost of sales	9	(26,387)	(16,353)
Gross profit		17,624	12,282

Selling expenses	10.1	(1,920)	(542)
Administrative expenses	10.2	(3,529)	(2,016)
Exploration expenses	10.3	(8)	(7)
Other operating income	10.4	1,300	976
Other operating expenses	10.4	(1,668)	(3,050)
Impairment of inventories		(9)	-
Impairment of financial assets		(127)	(103)
Share of profit from associates and joint ventures	5.2.2	2,682	2,226
Operating income		14,345	9,766

Finance income	10.5	246	165
Finance costs	10.5	(4,195)	(3,986)
Other financial results	10.5	(289)	(2,061)
Financial results, net		(4,238)	(5,882)
Profit before income tax		10,107	3,884
Income tax	10.6	347	(715)
Profit of the period from continuing operations		10,454	3,169
Profit of the period from discontinued operations	5.1	-	525
Profit of the period		10,454	3,694

Other comprehensive income (loss)
Items that will not be reclassified to profit or loss
Exchange differences on translation		15,371	10,256
Items that may be reclassified to profit or loss
Exchange differences on translation		4,401	1,165
Other comprehensive income of the period from continuing operations		19,772	11,421
Other comprehensive income of the period from discontinued operations	5.1	-	4,435
Other comprehensive income of the period		19,772	15,856
Total comprehensive income of the period		30,226	19,550

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UNAUDITED CONSOLIDATED CONDENSED INTERIM

STATEMENT OF COMPREHENSIVE INCOME (Continuation)

For the three-month period ended March 31, 2022

presented in comparative format

(In millions of Argentine Pesos (“$”))

	Note	03.31.2022	03.31.2021
Total income of the period attributable to:

Owners of the company		10,304	3,152
Non - controlling interest		150	542
		10,454	3,694

Total income of the period attributable to owners of the Company:

Continuing operations		10,304	3,150
Discontinued operations		-	2
		10,304	3,152

Total comprehensive income of the period attributable to:

Owners of the Company		30,024	15,317
Non - controlling interest		202	4,233
		30,226	19,550

Total comprehensive income of the period attributable to owners of the Company:

Continuing operations		30,024	14,530
Discontinued operations		-	787
		30,024	15,317

Earnings per share attributable to the equity holders of the Company during the period

Basic and diluted earnings per share from continuing operations	13.2	7.46	2.17
Basic and diluted earnings per share from discontinued operations	13.2	-	0.001
Total basic and diluted earnings per share	13.2	7.46	2.17

The accompanying notes are an integral part of these Unaudited Consolidated Condensed Interim Financial Statements.

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UNAUDITED CONSOLIDATED CONDENSED INTERIM STATEMENT

OF FINANCIAL POSITION

As of March 31, 2022

presented in comparative format

(In millions of Argentine Pesos (“$”))

	Note	03.31.2022	12.31.2021
ASSETS
NON-CURRENT ASSETS
Property, plant and equipment	11.1	186,940	170,390
Intangible assets	11.2	4,262	3,956
Right-of-use assets		1,107	1,231
Deferred tax assets	11.3	15,477	8,675
Investments in joint ventures and associates	5.2.2	92,220	79,500
Financial assets at amortized cost	12.1	11,700	10,821
Financial assets at fair value through profit and loss	12.2	3,239	2,998
Other assets		64	61
Trade and other receivables	12.3	3,203	3,379
Total non-current assets		318,212	281,011

CURRENT ASSETS
Inventories	11.4	19,973	15,888
Financial assets at amortized cost	12.1	580	537
Financial assets at fair value through profit and loss	12.2	52,192	47,026
Derivative financial instruments		126	16
Trade and other receivables	12.3	45,082	40,892
Cash and cash equivalents	12.4	14,624	11,283
Total current assets		132,577	115,642
Total assets		450,789	396,653

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UNAUDITED CONSOLIDATED CONDENSED INTERIM STATEMENT
OF FINANCIAL POSITION (Continuation)

As of March 31, 2022

presented in comparative format

(In millions of Argentine Pesos (“$”))

	Note	03.31.2022	12.31.2021
SHAREHOLDERS´ EQUITY
Share capital	13.1	1,382	1,382
Share capital adjustment		7,245	7,245
Share premium		19,950	19,950
Treasury shares		4	4
Treasury shares adjustment		21	21
Treasury shares cost		(421)	(238)
Legal reserve		5,203	5,203
Voluntary reserve		54,528	54,528
Other reserves		(609)	(550)
Other comprehensive income		60,903	51,432
Retained earnings		65,007	44,454
Equity attributable to owners of the company		213,213	183,431
Non-controlling interest		811	609
Total equity		214,024	184,040

LIABILITIES
NON-CURRENT LIABILITIES
Investments in joint ventures	5.2.2	385	386
Provisions	11.5	15,622	14,444
Income tax and minimum notional income tax provision	11.6	19,685	19,287
Defined benefit plans		2,822	2,419
Borrowings	12.5	153,448	139,630
Other payables	12.6	2,177	1,340
Total non-current liabilities		194,139	177,506

CURRENT LIABILITIES
Provisions	11.5	599	560
Income tax	11.6	7,589	2,098
Taxes payables		2,831	2,314
Defined benefit plans		472	515
Salaries and social security payable		1,983	2,876
Derivative financial instruments		-	18
Borrowings	12.5	7,746	8,165
Trade and other payables	12.6	21,406	18,561
Total current liabilities		42,626	35,107
Total liabilities		236,765	212,613
Total liabilities and equity		450,789	396,653

The accompanying notes are an integral part of these Unaudited Consolidated Condensed Interim Financial Statements.

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UNAUDITED CONSOLIDATED CONDENSED INTERIM STATEMENT OF CHANGES IN EQUITY

For the three-month period ended March 31, 2022

presented in comparative format

(In millions of Argentine Pesos (“$”))

	Attributable to owners
	Equity holders of the company						Retained earnings
	Share capital	Share capital adjustment	Share premium	Treasury shares	Treasury shares adjustment	Treasury shares cost	Legal reserve	Voluntary reserve	Other reserves	Other comprehensive income	Retained earnings (Accumulated losses)	Subtotal	Non-controlling interest	Total equity
Balance as of December 31, 2020	1,451	7,605	19,950	4	24	(235)	3,703	60,899	(759)	29,430	(1,825)	120,247	28,631	148,878
Stock compensation plans	-	-	-	-	-	20	-	-	66	-	-	86	-	86
Acquisition of own shares	-	-	-	-	-	(2,148)	-	-	-	-	-	(2,148)	-	(2,148)
Profit for the three-month period	-	-	-	-	-	-	-	-	-	-	3,152	3,152	542	3,694
Other comprehensive income for the three-month period	-	-	-	-	-	-	-	-	-	5,849	6,316	12,165	3,691	15,856
Balance as of March 31, 2021	1,451	7,605	19,950	4	24	(2,363)	3,703	60,899	(693)	35,279	7,643	133,502	32,864	166,366

Constitution of legal and voluntary reserve	-	-	-	-	-	-	1,500	(3,325)	-	-	1,825	-	-	-
Capital reduction	-	-	-	(69)	(363)	3,478	-	(3,046)	-	-	-	-	-	-
Acquisition of own shares	(69)	(362)	-	69	362	(1,358)	-	-	-	-	-	(1,358)	-	(1,358)
Stock compensation plans	-	2	-	-	(2)	5	-	-	143	-	-	148	-	148
Sale of subsidiary	-	-	-	-	-	-	-	-	-	-	-	-	(31,928)	(31,928)
Profit (Loss) for the complementary nine-month period	-	-	-	-	-	-	-	-	-	-	23,945	23,945	(3,853)	20,092
Other comprehensive income for the complementary nine-month period	-	-	-	-	-	-	-	-	-	16,153	11,041	27,194	3,526	30,720
Balance as of December 31, 2021	1,382	7,245	19,950	4	21	(238)	5,203	54,528	(550)	51,432	44,454	183,431	609	184,040

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UNAUDITED CONSOLIDATED CONDENSED INTERIM STATEMENT OF CHANGES IN EQUITY (Continuation)

For the three-month period ended March 31, 2022

presented in comparative format

(In millions of Argentine Pesos (“$”))

	Attributable to owners
	Equity holders of the company						Retained earnings
	Share capital	Share capital adjustment	Share premium	Treasury shares	Treasury shares adjustment	Treasury shares cost	Legal reserve	Voluntary reserve	Other reserves	Other comprehensive income	Retained earnings	Subtotal	Non-controlling interest	Total equity
Balance as of December 31, 2021	1,382	7,245	19,950	4	21	(238)	5,203	54,528	(550)	51,432	44,454	183,431	609	184,040
Acquisition of own shares	-	-	-	-	-	(183)	-	-	-	-	-	(183)	-	(183)
Stock compensation plans	-	-	-	-	-	-	-	-	(59)	-	-	(59)	-	(59)
Profit for the three-month period	-	-	-	-	-	-	-	-	-	-	10,304	10,304	150	10,454
Other comprehensive income for the three-month period	-	-	-	-	-	-	-	-	-	9,471	10,249	19,720	52	19,772
Balance as of March 31, 2022	1,382	7,245	19,950	4	21	(421)	5,203	54,528	(609)	60,903	65,007	213,213	811	214,024

The accompanying notes are an integral part of these Unaudited Consolidated Condensed Interim Financial Statements

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UNAUDITED CONSOLIDATED CONDENSED INTERIM STATEMENT OF CASH FLOWS

For the three-month period ended March 31, 2022

presented in comparative format

(In millions of Argentine Pesos (“$”))

	Note	03.31.2022	03.31.2021
Cash flows from operating activities:
Profit of the period from continuing operations		10,454	3,169
Adjustments to reconcile net profit to cash flows generated by operating activities:	14.1	7,733	10,872
Changes in operating assets and liabilities	14.2	(5,545)	(2,630)
Net cash generated by operating activities from discontinued operations	5.1	-	4,096
Net cash generated by operating activities		12,642	15,507
Cash flows from investing activities:
Payment for property, plant and equipment		(7,848)	(2,204)
Payment for public securities and shares, net		(1,972)	(2,570)
(Suscription) Recovery of investment funds, net		(215)	1,496
Payments for associates acquisition		(62)	(772)
Collections for sale of subsidiary		216	-
Collections for sales of property, plant and equipment and other assets		256	2
Dividends received		446	-
Collected (Granted) loans, net		1,172	(71)
Net cash used in investing activities from discontinued operations	5.1	-	(2,113)
Net cash used in investing activities		(8,007)	(6,232)

Cash flows from financing activities:
Proceeds from borrowings		2,564	2,503
Payment of borrowings		-	(4,616)
Payment of borrowings interests		(4,327)	(4,687)
Payment for acquisition of own shares		(183)	(2,148)
Payments of leases		(183)	(43)
Net cash used in financing activities from discontinued operations	5.1	-	(114)
Net cash used in financing activities		(2,129)	(9,105)

Increase in cash and cash equivalents		2,506	170

Cash and cash equivalents at the begining of the year	12.4	11,283	11,900
Cash and cash equivalents at the beginning of the year reclasified to assets classified as held for sale		-	4,362
Exchange and conversion difference generated by cash and cash equivalents		835	(280)
Cash and cash equivalents at the end of the year reclasified to assets classified as held for sale		-	(6,898)
Increase in cash and cash equivalents		2,506	170
Cash and cash equivalents at the end of the period	12.4	14,624	9,254

The accompanying notes are an integral part of these Unaudited Consolidated Condensed Interim Financial Statements.

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM
FINANCIAL STATEMENTS

For the three-month period ended March 31, 2022

presented in comparative format

(In millions of Argentine Pesos (“$”))

NOTE 1: GENERAL INFORMATION

1.1   General information of the Company

The Company is a fully integrated power company in Argentina, which directly and through its subsidiaries, participates in the electric energy and gas value chains.

In the generation segment, the Company, directly and through its subsidiaries and joint ventures, has a 4,970 MW installed capacity, which represents approximately 12% of Argentina’s installed capacity, and being one of the four largest independent generators in the country. Additionally, the Company is currently undergoing a process to expand its capacity by 361 MW.

In the oil and gas segment, the Company develops an important activity in gas and oil exploration and production, with operations in 13 production areas and 5 exploratory areas reaching a production level of 9 million m3/day of natural gas and 5.1 barrels/day of oil equivalent for oil in Argentina, during the three-month period ended March 31, 2022. Its main natural gas production blocks are located in the Provinces of Neuquén and Río Negro.

In the petrochemicals segment, operations are located in Argentina, where the Company operates three high-complexity plants producing styrene, synthetic rubber and polystyrene, with a domestic market share ranging between 86% and 99%.

Finally, through the holding and others segment, the Company participates in the transmission and gas transportation businesses. In the transmission business, the Company jointly controls Citelec, which has a controlling interest in Transener, a company engaged in the operation and maintenance of a 21,426 km high-voltage electricity transmission network in Argentina with an 86% share in the Argentine electricity transmission market. In the gas transportation business, the Company jointly controls CIESA, which has a controlling interest in TGS, a company holding a concession for the transportation of natural gas with 9,231 km of gas pipelines in the center, west and south of Argentina, and which is also engaged in the processing and sale of natural gas liquids through the Cerri Complex, located in Bahía Blanca, in the Province of Buenos Aires. Besides, the Company owns a 30.1% indirect interest in OCP, licensee company of an oil pipeline in Ecuador that has a transportation capacity of 450,000 barrels/day and a 28.5% direct interest in Refinor, which has a refinery with an installed capacity of 25.8 kb of oil per day and 92 gas stations. Additionally, the segment includes advisory services provided to related companies.

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (Continuation)

For the three-month period ended March 31, 2022, presented in comparative format

(In millions of Argentine Pesos (“$”))

NOTE 2: REGULATORY FRAMEWORK

2.1	Generation

2.1.1	Remuneration scheme for the spot market

On April 21, 2022, SE Resolution No. 238/22 was published in the BO. This resolution provided a 30% increase in spot generation remuneration values from the February 2022 economic transaction, and an additional 10% increase from the June 2022 economic transaction, which involves a cumulative 43% increase from June 2022. It also abrogated the application of the utilization factor; therefore, 100% of the power capacity remuneration will be settled.

Lastly, it canceled, effective from the February 2022 economic transaction, the transitory additional remuneration set by SE Resolution No. 1037/21 and instrumented through Note No. NO-2021-108163338-APN-SE#MEC.

2.1.2	Seasonal Programming

On April 18, 2022, through Resolutions No. 235/22 and 236/22, the SE convened public hearings to address the segmentation of energy and natural gas prices subsidies by the Federal Government for the 2022-2023 biennium and the seasonal prices for energy applicable from June 1, 2022, respectively. The public hearings will be held virtually on May 12 and 11, 2022, respectively.

Subsequently, on April 29, 2022, Resolution SE No. 305/22 was published, approving the seasonal winter programming (May 2022 - October 2022) that eliminated subsidies to the energy and power availability reference prices for Distributor´s Large Users, maintained energy reference prices for public health and educational entities, general and residential demand and maintained the stabilized price for the high-voltage and main distribution electricity transmission service approved by Resolution SE No. 105/22 and approved new reference unsubsidized prices.

2.2	Oil and Gas

2.2.1	Natural gas for the residential segment and CNG

On April 18, 2022, through Resolution No. 237/22, the SE convened a public hearing to address natural gas prices at the Transportation System Entry Point ("PIST") applicable from June 1, 2022. The public hearing was held virtually on May 10, 2022.

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (Continuation)

For the three-month period ended March 31, 2022, presented in comparative format

(In millions of Argentine Pesos (“$”))

NOTE 2: (Continuation)

2.3	Transmission

Transener and Transba’s tariff situation

On February 25, 2022, the ENRE issued Resolutions No. 68/22 and 69/22 approving the new hourly remuneration effective from February 1, 2022, and establishing a 25% and 23% increase compared to the remuneration effective from August 2019 for Transener and Transba, respectively. Considering the difference between the financial economic projections presented and the values finally approved by the ENRE, the Company has submitted a motion to review the file and a preliminary challenge. Moreover, on March 15, 2022, the corresponding Motions for Reconsideration against Resolutions No. 68/22 and 69/22 were filed. The ENRE through Resolutions No. 147/22 and 148/22, communicated on May 10, 2022, partially granted the Motions for Reconsideration filed by Transener and Transba, respectively, establishing a 67% and 69% increase, effective from February 1, 2022, in comparison to the remuneration in force as of August 2019 for each company.

2.4	Regulations on access to the MLC

The main regulations on MLC inflows and outflows issued by the BCRA in the three-month period ended March 31, 2022 are summarized below:

The need for BCRA’s prior authorization to access the MLC was extended until December 31, 2022 inclusive in the following cases: (i) the cancellation of principal of foreign financial debts with foreign affiliates, and (ii) payments for the import of certain goods, unless certain conditions are met, such as the presentation of an affidavit by the customer declaring that the total amount of payments associated with the goods imports transacted through the MLC does not exceed US$ 250 thousand; or in the case of a deferred payment for the import of goods for transactions shipped from July 1, 2020, or which, having been previously shipped, had not arrived in the country before that date; or a sight payment or payment of commercial debts without a customs entry registration for the import of supplies to manufacture goods in the country. Moreover, in early March 2022, BCRA's intervention was incorporated into the Integrated Imports Monitoring System (SIMI). Under it, the BCRA can assign categories different from the SIMI affidavits for imports when the conditions outlined in the applicable regulations are verified, which will define the minimum terms to access the MLC to pay such imports.

Furthermore, the BCRA extended the obligation to submit a refinancing plan for certain debts and principal maturities scheduled until December 31, 2022, maintaining the following criteria: (i) access to the MLC for up to 40% of the principal amount, within the original term; and (ii) the refinancing of the principal balance, through new foreign indebtedness with an average life of 2 years. Within the framework of this refinancing process, access to the MLC is allowed for the early cancellation of principal, interest or debt swaps up to 45 calendar days before the maturity date, provided all requirements set forth by the regulation have been verified.

More information on Argentina’s foreign exchange regulations can be found at the Central Bank’s website: www.bcra.gov.ar.

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (Continuation)

For the three-month period ended March 31, 2022, presented in comparative format

(In millions of Argentine Pesos (“$”))

NOTE 3: BASIS OF PREPARATION

These Condensed Interim Financial Statements for the three-month period ended March 31, 2022 have been prepared pursuant to the provisions of IAS 34, “Interim Financial Information”, are expressed in million pesos and were approved for their issuance by the Company’s Board of Directors on May 11, 2022.

The information included in the consolidated condensed interim financial statements is recorded in US dollars, which is the Company’s functional currency and, in accordance with CNV requirements, is presented in pesos, the legal currency in Argentina.

This condensed interim financial information had been prepared under the historical cost convention, modified by the measurement of financial assets at fair value through profit or loss. These financial statements do not include all the information that would be required for complete annual financial statements and, therefore, they should be read together with the annual financial statements as of December 31, 2021, which have been prepared under IFRS.

These consolidated condensed interim financial statements for the three-month period ended March 31, 2022 have not been audited. The Company’s management estimates they include all the necessary adjustments to state fairly the results of operations for the period. The results for the three-month period ended March 31, 2022, does not necessarily reflect in proportion the Company’s results for the complete year.

The accounting policies have been consistently applied to all entities within the Group.

Comparative information

The information as of December 31, 2021 and for the three-month period ended March 31, 2021, disclosed for comparative purposes arises from the consolidated financial statements as of those dates.

Additionally, certain non-significant reclassifications have been made to those financial statements´ figures to keep the consistency in the presentation with the figures of the current period.

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (Continuation)

For the three-month period ended March 31, 2022, presented in comparative format

(In millions of Argentine Pesos (“$”))

NOTE 4: ACCOUNTING POLICIES

The accounting policies applied in these consolidated condensed interim financial statements are consistent with those used in the consolidated financial statements for the last fiscal year, which ended on December 31, 2021.

4.1 New accounting standards, amendments and interpretations issued by the IASB effective as of December 31, 2022 and adopted by the Company

The Company has applied the following standards and / or amendments for the first time as of January 1, 2022:

-	IFRS 3 “Business combination” (amended in May 2020)
-	Annual Improvements to IFRS Standards - 2018-2020 cycle (issued in May 2020)
-	IAS 16 “Property, Plant and Equipment ” (amended in May 2020)
-	IAS 37 “Provisions, contingent liabilities and contingent assets” (amended in May 2020)

The application of the detailed standards and amendments did not have any impact on the results of the operations or the financial position of the Company.

NOTE 5: GROUP STRUCTURE

5.1	Sale of controlling stake in Edenor

The results for the three-month period ended March 31, 2021 associated with Edenor’s operations, prior to Edenor’s control transfer, dated June 30, 2021, have been disclosed within "Discontinued operations" in the Consolidated Condensed Interim Statement of Comprehensive Income.

14

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (Continuation)

For the three-month period ended March 31, 2022, presented in comparative format

(In millions of Argentine Pesos (“$”))

NOTE 5: (Continuation)

The statement of comprehensive income associated with the discontinued operations is disclosed below:

Distribution of energy
03.31.2021
Revenue	21,023
Cost of sales	(16,599)
Gross profit	4,424

Selling expenses	(1,548)
Administrative expenses	(1,080)
Other operating income	550
Other operating expenses	(751)
Impairment of property, plant and equipment	(696)
Impairment of financial assets	(667)
Operating income	232

Gain on monetary position, net	5,417
Finance imcome	14
Finance costs	(4,431)
Other financial results	134
Financial results, net	1,134
Profit before income tax	1,366

Income tax	(841)
Profit of the period from discontinued operations	525

Other comprehensive income
Items that will not be reclassified to profit or loss
Exchange differences on translation	4,435
Other comprehensive income of the period from discontinued operations	4,435

Total comprehensive income of the period from discontinued operations	4,960

Profit of the period from discontinued operations attributable to:
Owners of the company	2
Non - controlling interest	523
525

Total comprehensive income of the period from discontinued operations attributable to:
Owners of the company	787
Non - controlling interest	4,173
4,960

15

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (Continuation)

For the three-month period ended March 31, 2022, presented in comparative format

(In millions of Argentine Pesos (“$”))

NOTE 5: (Continuation)

The consolidated statement of cash flows related to discontinued operations as of March 31, 2021 is presented below:

03.31.2021

Net cash generated by operating activities	4,096
Net cash used in investing activities	(2,113)
Net cash used in financing activities	(114)
Increase in cash and cash equivalents from discontinued operations	1,869

Cash and cash equivalents at the begining of the year	4,362
Effect of devaluation and inflation on cash and cash equivalents	667
Increase in cash and cash equivalents	1,869
Cash and cash equivalents at the end of the period	6,898

16

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (Continuation)

For the three-month period ended March 31, 2022, presented in comparative format

(In millions of Argentine Pesos (“$”))

NOTE 5: (Continuation)

5.2	Interest in subsidiaries, associates and joint ventures
5.2.1	Subsidiaries information

			03.31.2022	12.31.2021
Company	Country (1)	Main activity	Direct and indirect participation %	Direct and indirect participation %
Generación Argentina S.A.U	Argentina	Generation	100.00%	100.00%
Enecor S.A.	Argentina	Transportation of electricity	70.00%	70.00%
Fideicomiso CIESA	Argentina	Investment	100.00%	100.00%
HIDISA	Argentina	Generation	61.00%	61.00%
HINISA	Argentina	Generation	52.04%	52.04%
CISA	Argentina	Trader & investment	100.00%	100.00%
PEB	Bolivia	Investment	100.00%	100.00%
PB18	Ecuador	Oil	100.00%	100.00%
Energía Operaciones ENOPSA S.A.	Ecuador	Oil	100.00%	100.00%
Pampa Ecuador Inc	Ecuador	Investment	100.00%	100.00%
PE Energía Ecuador LTD	Gran Cayman	Investment	100.00%	100.00%
EISA	Uruguay	Investment	100.00%	100.00%
PISA	Uruguay	Investment	100.00%	100.00%
TGU	Uruguay	Gas transportation	51.00%	51.00%
Corod	Venezuela	Oil	100.00%	100.00%
Petrolera San Carlos S.A.	Venezuela	Oil	100.00%	100.00%
(1)	The country of the registered office is also the principal place where the subsidiary develops its activities.

17

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (Continuation)

For the three-month period ended March 31, 2022, presented in comparative format

(In millions of Argentine Pesos (“$”))

NOTE 5: (Continuation)

5.2.2	Associates and joint ventures information

The following table presents the main activity and the financial information used for valuation and percentages of participation in associates and joint ventures:

		Information about the issuer
	Main activity	Date	Share capital	Profit (loss) of the period/year	Equity	Direct and indirect participation %
Associates
Refinor	Refinery	12.31.2021	92	(813)	6,856	28.50%
OCP	Investment	03.31.2022	11,151	(2,348)	8,704	30.06%
TGS (1)	Gas transportation	03.31.2022	753	8,198	148,170	3.764%

Joint ventures
CIESA (1)	Investment	03.31.2022	639	4,181	75,653	50.00%
Citelec (2)	Investment	03.31.2022	556	41	24,396	50.00%
CTB	Generation	03.31.2022	8,558	4,629	55,239	50.00%
Greenwind	Generation	03.31.2022	5	68	(1,034)	50.00%

(1)	The Company holds a 3.764% direct and indirect interest in TGS and a 50% interest in CIESA, a company that holds a 51% interest in the share capital of TGS. therefore, the Company has an additional indirect participation of 25.50% in TGS
As of March 31, 2022 the quotation of TGS´s ordinary shares and ADR published on the Buenos Aires Stock Exchange and the NYSE was $ 266 and U$S 7.01 per share, respectively, granting to Pampa (direct and indirect) ownership an approximate stake market value of $ 61,651 million.
(2)	Through a 50% interest, the company jointly controls Citelec, company that controls Transener with 52.65% of the shares and votes. As a result, the Company has an indirect participation of 26.33% in Transener.

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (Continuation)

For the three-month period ended March 31, 2022, presented in comparative format

(In millions of Argentine Pesos (“$”))

NOTE 5: (Continuation)

The detail of the balances of investments in associates and joint ventures is as follows:

	03.31.2022	12.31.2021
Disclosed in non-current assets
Associates
Refinor	1,369	2,306
OCP	1,080	2,479
TGS	6,618	5,373
Other	-	1
Total associates	9,067	10,159
Joint ventures
CIESA	43,335	35,520
Citelec	12,198	10,491
CTB	27,620	23,330
Total joint ventures	83,153	69,341
Total associates and joint ventures	92,220	79,500
Disclosed in non-current liabilities
Joint ventures
Greenwind (1)	(385)	(386)
Total joint ventures	(385)	(386)

(1)	It receives financial assistance from the partners.

19

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (Continuation)

For the three-month period ended March 31, 2022, presented in comparative format

(In millions of Argentine Pesos (“$”))

NOTE 5: (Continuation)

The following table shows the breakdown of the result from investments in associates and joint ventures:

	03.31.2022	03.31.2021
Associates
Refinor	(1,328)	5
OCP	(703)	73
TGS	308	113
Total associates	(1,723)	191

Joint ventures
CIESA	2,037	960
Citelec	21	116
CTB	2,315	946
Greenwind	32	13
Total joint ventures	4,405	2,035
Total associates and joint ventures	2,682	2,226

The evolution of investments in associates and joint ventures is as follows:

	03.31.2022	03.31.2021
At the beginning of the year	79,114	46,068
Dividend reversal	-	1,645
Dividends	(844)	-
Increases	62	772
Share of profit	3,924	2,226
Impairment (1)	(1,242)	-
Exchange differences on translation	10,821	5,692
At the end of the period	91,835	56,403

(1)	During April 2022, the Company received an offer to sell its 28.5% minority equity stake in Refinor, with a price below its book value. The Management of the Company has assessed the probability of occurrence of this transaction and, on behalf of this, as of March 31, 2022, has recognized a pre-tax impairment loss of $ 1,242 million (US$ 11 million), which is disclosed under "Share of profit from associates and joint ventures."
5.2.3	Investment in CTB

Syndicated loan

Regarding the syndicated loan granted to CTB on June 25, 2019 to partially finance the obligations undertaken under the award and execution of the closing to combined cycle works, on March 25, 2022 CTB and lenders Citibank, N.A., Banco de Galicia y Buenos Aires S.A.U., Banco Santander Río S.A., HSBC Bank Argentina S.A. e Industrial, and Commercial Bank of China (Argentina) S.A. executed a new amendment to the agreement modifying the loan repayment scheme in its variable interest rate tranche, with a new maturity on October 1, 2022, and changing the reference rate from LIBOR to SOFR.

20

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (Continuation)

For the three-month period ended March 31, 2022, presented in comparative format

(In millions of Argentine Pesos (“$”))

NOTE 5: (Continuation)

As of March 31, 2022, CTB has repaid at maturity the amount of US$ 128.8 million of the syndicated loan. Post-closing, CTB has repaid US$ 4 million at maturity.

Closing to combined cycle project

CTB is moving forward with the execution of the works to increase its installed capacity from 567 MW to 847 MW. As of the date of issuance of these Unaudited Consolidated Condensed Interim Financial Statements, CTB estimates to make a total investment of US$ 233 million and the commercial commissioning of the steam turbine in the fourth quarter of 2022.

5.3	Oil and gas participations

Río Atuel

In April 2022, Phoenix Global Resources, Petrolera El Trébol's controlling company, and the Company, through a note to the Department of Hydrocarbons of the Province of Mendoza, requested the granting of an Evaluation Area and a 45-day term perior to submit the activity to be committed and agree on the term of the new period.

Assignment of mixed companies in Venezuela

On May 6, 2022, the Company transferred to Integra Petróleo y Gas S.A. (the “Assignee”) all the rights and obligations of the Company for its direct and indirect interest in the capital of the following mixed companies in the Bolivarian Republic of Venezuela: Petroritupano S.A., Petroven-Bras S.A., Petrowayú S.A. and Petrokariña S.A. (the “Mixed Companies”) that exploit four hydrocarbon production areas in that country: Oritupano Leona, La Concepción, Acema and Mata (the “Areas”). As consideration for the assignment, the Assignee will pay to the Company 50% of any payment it obtains, whether monetary or in kind (including, without limitation, an indemnity, compensation, reparation or similar) related to the direct or indirect interest in the Mixed Companies and the Areas. This transaction is subject to the change of control approval by the Minister of Popular Power of Petroleum of the Bolivarian Republic of Venezuela.

As of the date of issuance of these Consolidated Condensed Interim Financial Statements, the Company considers contingent the collection right associated with the assignment, in terms of IAS 37, taking into consideration that it is subject to the change of control approval and subsequent collection of payments by the Assignee.

NOTE 6: RISKS

6.1 Critical accounting estimates and judgments

The preparation of these Unaudited Consolidated Condensed Interim Financial Statements requires the Company’s Management to make future estimates and assessments, to apply critical judgment and to establish assumptions affecting the application of accounting policies and the amounts of disclosed assets and liabilities, and income and expenses.

21

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (Continuation)

For the three-month period ended March 31, 2022, presented in comparative format

(In millions of Argentine Pesos (“$”))

NOTE 6: (Continuation)

Those estimates and judgments are evaluated on a continuous basis and are based on past experiences and other reasonable factors under the existing circumstances. Actual future results might differ from the estimates and evaluations made at the date of preparation of these Unaudited Consolidated Condensed Interim Financial Statements.

In the preparation of these Unaudited Consolidated Condensed Interim Financial statements, management judgements on applying the Company’s accounting policies and sources of information used for the respective estimates are the same as those applied in the Financial Statements for the year ended December 31, 2021.

6.2 Financial risk management

The Company’s activities are subject to several financial risks: market risk (including the exchange rate risk, the interest rate risk and price risk), credit risk and liquidity risk.

No significant changes have arisen in risk management policies since last year.

NOTE 7: SEGMENT INFORMATION

The Company is a fully integrated power company in Argentina, which participates in the electricity and oil and gas value chains.

Through its own activities, subsidiaries and share holdings in joint ventures, and based on the business nature, customer portfolio and risks involved, we were able to identify the following business segments:

Electricity Generation, principally consisting of the Company’s direct and indirect interests in HINISA, HIDISA, Greenwind, CTB, TMB, TJSM and through its own electricity generation activities through thermal plants Güemes, Piedra Buena, Piquirenda, Loma de la Lata, Genelba and Ecoenergía, Pilar, I. White, the Pichi Picún Leufú hydroelectric complex and Pampa Energía II and III wind farms.

Electricity Distribution, consisting of the Company’s direct interest in Edenor. As of March 31, 2021, the Company has classified the results corresponding to the divestment mentioned in Note 5.1 as discontinued operations.

Oil and Gas, principally consisting of the Company’s interests in oil and gas areas and through its direct interest in CISA.

Petrochemicals, comprising of the Company’s own styrenics operations and the catalytic reformer plant operations conducted in local plants.

Holding and Other Business, principally consisting of interests in joint businesses CITELEC and CIESA and their respective subsidiaries, which hold the concession over the high voltage electricity transmission nationwide and over gas transportation in the South of the country, respectively, interests in the associates OCP and Refinor, holding activities and financial investment transactions.

The Company manages its operating segment based on its individual net result in U.S. dollars.

22

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (Continuation)

For the three-month period ended March 31, 2022, presented in comparative format

(In millions of Argentine Pesos (“$”))

NOTE 7: (Continuation)

	in million of US$						in million of $
Consolidated profit and loss information for the three-month period ended March 31, 2022	Generation	Oil and gas	Petrochemicals	Holding and others	Eliminations	Consolidated	Consolidated
Revenue	166	113	126	7	-	412	44,011
Intersegment revenue	-	24	-	-	(24)	-	-
Cost of sales	(84)	(72)	(116)	-	24	(248)	(26,387)
Gross profit	82	65	10	7	-	164	17,624

Selling expenses	(1)	(14)	(4)	-	-	(19)	(1,920)
Administrative expenses	(9)	(14)	(1)	(8)	-	(32)	(3,529)
Exploration expenses	-	-	-	-	-	-	(8)
Other operating income	4	4	-	3	-	11	1,300
Other operating expenses	(1)	(12)	-	(2)	-	(15)	(1,668)
Impairment of inventories	-	-	-	-	-	-	(9)
Impairment of financial assets	-	-	-	(1)	-	(1)	(127)
Share of profit from associates and joint ventures	22	-	-	3	-	25	2,682
Operating income	97	29	5	2	-	133	14,345

Finance income	1	1	-	3	(2)	3	246
Finance costs	(13)	(24)	(1)	(3)	2	(39)	(4,195)
Other financial results	9	(12)	1	-	-	(2)	(289)
Financial results, net	(3)	(35)	-	-	-	(38)	(4,238)
Profit (loss) before income tax	94	(6)	5	2	-	95	10,107

Income tax	4	2	-	(1)	-	5	347
Profit (loss) for the period	98	(4)	5	1	-	100	10,454

Depreciation and amortization	22	27	1	-	-	50	5,374

23

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (Continuation)

For the three-month period ended March 31, 2022, presented in comparative format

(In millions of Argentine Pesos (“$”))

NOTE 7: (Continuation)

	in million of US$						in million of $
Consolidated profit and loss information for the three-month period ended March 31, 2022	Generation	Oil and gas	Petrochemicals	Holding and others	Eliminations	Consolidated	Consolidated
Total profit (loss) attributable to:
Owners of the company	97	(4)	5	1	-	99	10,304
Non - controlling interest	1	-	-	-	-	1	150

Consolidated financial position information as of March 31, 2022
Assets	1,707	1,143	184	1,157	(131)	4,060	450,789
Liabilities	506	1,305	165	289	(131)	2,134	236,765

Net book values of property, plant and equipment	957	673	22	32	-	1,684	186,940

Additional consolidated information as of March 31, 2022
Increases in property, plant and equipment	10	63	-	1	-	74	7,878

24

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (Continuation)

For the three-month period ended March 31, 2022, presented in comparative format

(In millions of Argentine Pesos (“$”))

NOTE 7: (Continuation)

	in million of US$							in million of $
Consolidated profit and loss information for the three-month period ended March 31, 2021	Generation	Distribution of energy	Oil and gas	Petrochemicals	Holding and others	Eliminations	Consolidated	Consolidated
Revenue	161	-	51	103	6	-	321	28,635
Intersegment revenue	-	-	28	-	-	(28)	-	-
Cost of sales	(79)	-	(52)	(82)	-	28	(185)	(16,353)
Gross profit	82	-	27	21	6	-	136	12,282

Selling expenses	-	-	(4)	(3)	-	-	(7)	(542)
Administrative expenses	(7)	-	(10)	(1)	(5)	-	(23)	(2,016)
Exploration expenses	-	-	-	-	-	-	-	(7)
Other operating income	6	-	4	-	1	-	11	976
Other operating expenses	(1)	-	(16)	-	(16)	-	(33)	(3,050)
Impairment of financial assets	-	-	(1)	-	-	-	(1)	(103)
Share of profit from joint ventures and associates	11	-	-	-	15	-	26	2,226
Operating income	91	-	-	17	1	-	109	9,766

Finance income	1	-	1	-	-	-	2	165
Finance costs	(12)	-	(32)	(1)	-	-	(45)	(3,986)
Other financial results	(17)	-	(21)	(1)	15	-	(24)	(2,061)
Financial results, net	(28)	-	(52)	(2)	15	-	(67)	(5,882)
Profit (loss) before income tax	63	-	(52)	15	16	-	42	3,884

Income tax	(16)	-	17	(4)	(5)	-	(8)	(715)
Profit (loss) for the period from continuing operations	47	-	(35)	11	11	-	34	3,169
Profit for the period from discontinued operations	-	5	-	-	-	-	5	525
Profit (loss) for the period	47	5	(35)	11	11	-	39	3,694

Depreciation and amortization	22	-	20	1	-	-	43	3,838

25

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (Continuation)

For the three-month period ended March 31, 2022, presented in comparative format

(In millions of Argentine Pesos (“$”))

NOTE 7: (Continuation)

	in million of US$							in million of $
Consolidated profit and loss information for the three-month period ended March 31, 2021	Generation	Distribution of energy	Oil and gas	Petrochemicals	Holding and others	Eliminations	Consolidated	Consolidated
Total profit (loss) attributable to:
Owners of the company	47	(1)	(35)	11	11	-	33	3,152
Non - controlling interest	-	6	-	-	-	-	6	542

Consolidated financial position information as of December 31, 2021
Assets	1,670	-	1,157	176	1,067	(209)	3,861	396,653
Liabilities	525	-	1,324	166	264	(209)	2,070	212,613

Net book values of property, plant and equipment	969	-	636	22	32	-	1,659	170,390

Additional consolidated information as of March 31, 2021
Increases in property, plant and equipment	1	-	29	1	-	-	31	2,736

26

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (Continuation)

For the three-month period ended March 31, 2022, presented in comparative format

(In millions of Argentine Pesos (“$”))

NOTE 8: REVENUE

	03.31.2022	03.31.2021

Energy sales to the Spot Market	5,983	3,138
Energy sales by supply contracts	9,138	8,685
Fuel supply	2,511	2,462
Other sales	121	85
Generation sales subtotal	17,753	14,370

Oil, gas and liquid sales	11,724	4,305
Other sales	321	173
Oil and gas sales subtotal	12,045	4,478

Petrochemicals products	13,494	9,196
Petrochemicals sales subtotal	13,494	9,196

Technical assistance services and administration sales	715	588
Other	4	3
Holding and others subtotal	719	591
Total revenue	44,011	28,635

27

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (Continuation)

For the three-month period ended March 31, 2022, presented in comparative format

(In millions of Argentine Pesos (“$”))

NOTE 9: COST OF SALES

	03.31.2022	03.31.2021
Inventories at the beginning of the year	15,888	9,766

Plus: Charges for the period
Purchases of inventories, energy and gas	14,455	8,407
Salaries and social security charges	1,917	1,100
Benefits to employees	366	229
Accrual of defined benefit plans	160	107
Works contracts, fees and compensation for services	1,577	1,080
Depreciation of property, plant and equipment	5,007	3,683
Intangible assets amortization	12	22
Right-of-use assets amortization	215	21
Transport of energy	172	119
Transportation and freights	650	506
Consumption of materials	553	369
Penalties	14	22
Maintenance	1,245	755
Canons and royalties	1,921	1,119
Environmental control	104	68
Rental and insurance	811	547
Surveillance and security	90	52
Taxes, rates and contributions	126	66
Other	41	38
Subtotal	29,436	18,310

Exchange differences on translation	1,036	748

Less: Inventories at the end of the period	(19,973)	(12,471)
Total cost of sales	26,387	16,353

28

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (Continuation)

For the three-month period ended March 31, 2022, presented in comparative format

(In millions of Argentine Pesos (“$”))

NOTE 10: OTHER ITEMS OF THE STATEMENT OF COMPREHENSIVE INCOME

10.1 Selling expenses

	03.31.2022	03.31.2021
Salaries and social security charges	139	68
Benefits to employees	8	4
Fees and compensation for services	90	79
Compensation agreements	-	7
Depreciation of property, plant and equipment	1	1
Taxes, rates and contributions	271	213
Transport	1,375	157
Other	36	13
Total selling expenses	1,920	542

10.2 Administrative expenses

	03.31.2022	03.31.2021
Salaries and social security charges	1,344	675
Benefits to employees	136	81
Accrual of defined benefit plans	280	173
Fees and compensation for services	882	585
Compensation agreements	310	93
Directors' and Syndicates' fees	149	131
Depreciation of property, plant and equipment	139	111
Consumption of materials	12	9
Maintenance	65	36
Transport and per diem	26	6
Rental and insurance	8	18
Surveillance and security	22	6
Taxes, rates and contributions	55	31
Communications	27	22
Other	74	39
Total administrative expenses	3,529	2,016

29

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (Continuation)

For the three-month period ended March 31, 2022, presented in comparative format

(In millions of Argentine Pesos (“$”))

NOTE 10: (Continuation)

10.3 Exploration expenses

	03.31.2022	03.31.2021
Geological and geophysical expenses	8	7
Total exploration expenses	8	7

10.4 Other operating income and expenses

	03.31.2022	03.31.2021
Other operating income
Insurrance recovery	15	-
Services to third parties	45	37
Profit from property, plant and equipment sale	3	13
Result from the sale of other assets	252	-
Contingency recovery	1	-
Recovery of tax charges	8	-
Commercial interests	445	651
Argentine Natural Gas Production Promotion Plan	396	226
Other	135	49
Total other operating income	1,300	976

Other operating expenses
Provision for contingencies	(53)	(1,367)
Provision for environmental remediation	-	(1,317)
Decrease in property, plant and equipment	(34)	-
Impairment on tax credits	(1)	-
Tax on bank transactions	(325)	(206)
Donations and contributions	(47)	(18)
Institutional promotion	(87)	(63)
Readjustment of investment plan	(1,011)	-
Royalties of Argentine Natural Gas Production Promotion Plan	(57)	-
Other	(53)	(79)
Total other operating expenses	(1,668)	(3,050)

30

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (Continuation)

For the three-month period ended March 31, 2022, presented in comparative format

(In millions of Argentine Pesos (“$”))

NOTE 10: (Continuation)

10.5 Financial results

	Note	03.31.2022	03.31.2021
Finance income
Financial interest		17	12
Other interest		229	153
Total finance income		246	165

Finance cost
Financial interest		(3,502)	(3,741)
Commercial interest		(19)	(6)
Fiscal interest		(408)	(58)
Other interest		(75)	(67)
Bank and other financial expenses		(191)	(114)
Total finance cost		(4,195)	(3,986)

Other financial results
Foreign currency exchange difference, net		241	849
Changes in the fair value of financial instruments		(129)	(3,039)
(Losses) Gains from present value measurement		(410)	139
Other financial results		9	(10)
Total other financial results		(289)	(2,061)

Total financial results, net		(4,238)	(5,882)

(1)	Net of $ 12 million capitalized in property, plant and equipment for the three-month period ended March 31, 2022. There are no finance costs capitalized for the three-month period ended March 31, 2021.

31

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (Continuation)

For the three-month period ended March 31, 2022, presented in comparative format

(In millions of Argentine Pesos (“$”))

NOTE 10: (Continuation)

10.6 Income tax and minimum notional income tax

The breakdown of income tax charge is:

	03.31.2022	03.31.2021
Current tax	5,504	7
Deferred tax	(5,853)	720
Difference in the estimate of previous fiscal year income tax and the income tax statement	2	(12)
Total income tax - (income) loss	(347)	715

Below is a reconciliation between income tax expense and the amount resulting from application of the tax rate on the profit before taxes:

	03.31.2022	03.31.2021
Profit before income tax	10,107	3,884
Current tax rate	35%	30%
Result at the tax rate	3,537	1,165
Share of profit from associates and joint ventures	(856)	(663)
Non-taxable results	(131)	(4)
Effects of exchange differences and other results associated with the valuation of the currency, net	3,631	2,146
Effects of valuation of property, plant and equipment, intangible assets and financial assets	(12,018)	(5,206)
Effect of tax rate change in deferred tax	-	45
Adjustment effect for tax inflation	4,741	3,073
Difference in the estimate of previous fiscal year income tax and the income tax statement	175	66
Non-deductible cost	580	67
Other	(6)	26
Total income tax - (income) loss	(347)	715

32

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (Continuation)

For the three-month period ended March 31, 2022, presented in comparative format

(In millions of Argentine Pesos (“$”))

NOTE 11: NON-FINANCIAL ASSETS ANF LIABILITIES

11.1 Property, plant and equipment

	Original values
Type of good	At the beginning	Increases	Transfers	Decreases	Traslation effect	At the end

Land	1,352	-	-	-	110	1,462
Buildings	14,365	-	-	-	1,159	15,524
Equipment and machinery	149,670	486	2,219	-	12,176	164,551
Wells	89,091	26	2,256	-	7,283	98,656
Mining property	25,960	-	-	-	2,095	28,055
Vehicles	566	48	-	(8)	49	655
Furniture and fixtures and software equipment	5,778	30	4	(2)	467	6,277
Communication equipments	128	-	-	-	10	138
Materials, spare and tools	3,008	704	(659)	-	367	3,420
Petrochemical industrial complex	2,374	11	12	-	193	2,590
Work in progress	13,625	5,893	(3,111)	(6)	1,046	17,447
Advances to suppliers	5,514	680	(721)	-	469	5,942
Other goods	257	-	-	-	21	278
Total at 03.31.2022	311,688	7,878	-	(16)	25,445	344,995
Total at 03.31.2021	234,426	2,736	-	(24)	22,003	259,141

Net of $ 12 million capitalized in property, plant and equipment for the three-month period ended March 31, 2022. There are no capitalized financial costs for the three-month period ended March 31, 2021.

33

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (Continuation)

For the three-month period ended March 31, 2022, presented in comparative format

(In millions of Argentine Pesos (“$”))

NOTE 11: (Continuation)

	Depreciation					Net book values
Type of good	At the beginning	Decreases	For the period	Traslation effect	At the end	At the end	At 12.31.2021

Land	-	-	-	-	-	1,462	1,352
Buildings	(6,978)	-	(191)	(571)	(7,740)	7,784	7,387
Equipment and machinery	(55,015)	-	(2,713)	(4,556)	(62,284)	102,267	94,655
Wells	(54,632)	-	(1,729)	(4,479)	(60,840)	37,816	34,459
Mining property	(17,892)	-	(290)	(1,456)	(19,638)	8,417	8,068
Vehicles	(468)	8	(16)	(39)	(515)	140	98
Furniture and fixtures and software equipment	(4,879)	2	(100)	(397)	(5,374)	903	899
Communication equipments	(87)	-	(3)	(7)	(97)	41	41
Materials, spare and tools	(129)	-	(5)	(12)	(146)	3,274	2,879
Petrochemical industrial complex	(1,112)	-	(97)	(94)	(1,303)	1,287	1,262
Work in progress	-	-	-	-	-	17,447	13,625
Advances to suppliers	-	-	-	-	-	5,942	5,514
Other goods	(106)	-	(3)	(9)	(118)	160	151
Total at 03.31.2022	(141,298)	10	(5,147)	(11,620)	(158,055)	186,940
Total at 03.31.2021	(98,981)	24	(3,795)	(9,371)	(112,123)	147,018
Total at 12.31.2021							170,390

34

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (Continuation)

For the three-month period ended March 31, 2022, presented in comparative format

(In millions of Argentine Pesos (“$”))

NOTE 11: (Continuation)

11.2 Intangible assets

	Original values
Type of good	At the beginning	Traslate Effect
			At the end

Concession agreements	258	21	279
Goodwill	3,555	287	3,842
Intangibles identified in acquisitions of companies	717	58	775
Total at 03.31.2022	4,530	366	4,896
Total at 03.31.2021	5,107	476	5,583

	Depreciation
Type of good	At the beginning		Traslate Effect
		For the period		At the end

Concession agreements	(234)	(2)	(20)	(256)
Intangibles identified in acquisitions of companies	(340)	(10)	(28)	(378)
Total at 03.31.2022	(574)	(12)	(48)	(634)
Total at 03.31.2021	(1,652)	(22)	(155)	(1,829)

	Net book values
Type of good	At the end	At 12.31.2021

Concession agreements	23	24
Goodwill	3,842	3,555
Intangibles identified in acquisitions of companies	397	377
Total at 03.31.2022	4,262
Total at 03.31.2021	3,754
Total at 12.31.2021		3,956

35

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (Continuation)

For the three-month period ended March 31, 2022, presented in comparative format

(In millions of Argentine Pesos (“$”))

NOTE 11: (Continuation)

11.3 Deferred tax assets and liabilities

The composition of the deferred tax assets and liabilities is as follows:

	31.03.2022	31.12.2021
Tax loss carryforwards	1,727	1,307
Properties, plant and equipment	14,264	8,299
Intangible assets	4	4
Financial assets at fair value through profit and loss	179	284
Trade and other receivables	484	471
Provisions	6,287	5,812
Salaries and social security payable	31	31
Defined benefit plans	1,038	912
Trade and other payables	24	24
Adjustment for tax inflation	5	4
Other	62	32
Deferred tax assets	24,105	17,180
Property, plant and equipment	(16)	(17)
Intangible assets	(1,455)	(1,347)
Investments in companies	(1,366)	(1,124)
Inventory	(1,284)	(1,009)
Financial assets at fair value through profit and loss	(1,013)	(1,428)
Trade and other receivables	(3,094)	(3,154)
Taxes payables	(322)	(322)
Adjustment for tax inflation	(78)	(104)
Deferred tax liabilities	(8,628)	(8,505)
Deferred tax assets (liabilities)	15,477	8,675

Deferred tax assets and liabilities are offset in the following cases: a) when there is a legally enforceable right to offset tax assets and liabilities; and b) when deferred income tax charges are associated with the same fiscal authority.

36

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (Continuation)

For the three-month period ended March 31, 2022, presented in comparative format

(In millions of Argentine Pesos (“$”))

NOTE 11: (Continuation)

11.4 Inventories

	03.31.2022	12.31.2021
Current
Materials and spare parts	9,951	8,972
Advances to suppliers	1,295	798
In process and finished products	8,727	6,118
Total	19,973	15,888

11.5 Provisions

	03.31.2022	12.31.2021
Non-Current
Contingencies	11,780	10,859
Asset retirement obligation and decommisioning of wind turbines	2,229	2,007
Environmental remediation	1,613	1,485
Other provisions	-	93
Total Non-Current	15,622	14,444

Current
Contingencies	20	28
Asset retirement obligation and decommisioning of wind turbines	227	210
Environmental remediation	351	320
Other provisions	1	2
Total Current	599	560

37

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (Continuation)

For the three-month period ended March 31, 2022, presented in comparative format

(In millions of Argentine Pesos (“$”))

NOTE 11: (Continuation)

The evolution of provisions is shown below:

	03.31.2022
	Contingencies	Asset retirement obligation and decommisioning of wind turbines	Environmental remediation

At the beginning of the year	10,887	2,217	1,805
Increases	111	58	22
Decreases	(13)	-	(5)
Exchange differences on translation	815	181	142
At the end of the period	11,800	2,456	1,964

	03.31.2021
	Contingencies	Asset retirement obligation and decommisioning of wind turbines	For environmental remediation

At the beginning of the year	8,660	1,798	216
Increases	1,312	46	1,319
Decreases	(13)	-	(2)
Exchange differences on translation	753	171	17
Reversal of unused amounts	-	-	(1)
At the end of the period	10,712	2,015	1,549

The main events taking place in the three-month period ended March 31, 2022 regarding provision for legal proceedings and contingencies reported in the consolidated financial statements as of December 31, 2021 are detailed below:

Regarding the international arbitration claims that the Company maintains with Petrobras Operación S.A. (“POSA”) and Petrobras International Braspetro B.V. (“PIB BV”) whose actions were suspended for a period of 45 days from February 7, 2022, as of the date of issuance of these Consolidated Condensed Interim Financial Statements, the parties decided to continue pursuing the proceeding.

38

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (Continuation)

For the three-month period ended March 31, 2022, presented in comparative format

(In millions of Argentine Pesos (“$”))

NOTE 11: (Continuation)

11.6 Income tax and minimum presumed income tax provision

	03.31.2022	12.31.2021
Non-current
Income tax	16,369	16,163
Minimum notional income tax	3,316	3,124
Total non-current	19,685	19,287

Current
Income tax, net of witholdings and advances	7,589	2,098
Total current	7,589	2,098

NOTE 12: FINANCIAL ASSETS AND LIABILITIES

12.1	Financial assets at amortized cost

	03.31.2022	12.31.2021
Non-current
Term deposit	11,150	10,311
Other	550	510
Total non-current	11,700	10,821

Current
Other	580	537
Total current	580	537

12.2	Financial assets at fair value through profit and loss

	03.31.2022	12.31.2021
Non-current
Shares	3,239	2,998
Total non-current	3,239	2,998

Current
Government securities	30,016	28,464
Corporate bonds	2,029	1,990
Shares	15,700	12,363
Investment funds	4,447	4,209
Total current	52,192	47,026

39

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (Continuation)

For the three-month period ended March 31, 2022, presented in comparative format

(In millions of Argentine Pesos (“$”))

NOTE 12: (Continuation)

12.3	Trade and other receivables

	Note	03.31.2022	12.31.2021
Non-Current
Other		7	7
Trade receivables, net		7	7

Non-Current
Related parties	16	2,430	2,394
Tax credits		703	922
Prepaid expenses		58	55
Other		5	1
Other receivables, net		3,196	3,372

Total non-current		3,203	3,379

40

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (Continuation)

For the three-month period ended March 31, 2022, presented in comparative format

(In millions of Argentine Pesos (“$”))

NOTE 12: (Continuation)

	Note	03.31.2022	12.31.2021
Current
Receivables from MAT		2,011	2,429
CAMMESA		13,111	9,180
Receivables from oil and gas sales		8,061	7,120
Receivables from petrochemistry sales		6,379	7,280
Related parties	16	1,062	786
Other		514	373
Impairment of trade receivables		(1,013)	(963)
Trade receivables, net		30,125	26,205

Current
Related parties	16	1,309	830
Tax credits		323	503
Receivables for complementary activities		122	160
Prepaid expenses		2,227	1,066
Financial credit		-	1,044
Guarantee deposits		3,401	3,054
Insurance to recover		19	78
Expenses to be recovered		1,032	1,247
Credits for the sale of subsidiary		4,440	4,213
Credit for sale of financial instruments		-	566
Argentine Natural Gas Production Promotion Plan		1,554	1,479
Other		546	459
Allowance for doubtful other receivables		(16)	(12)
Other receivables, net		14,957	14,687

Total current		45,082	40,892

Due to the short-term nature of trade and other receivables, its book value is not considered to differ from its fair value. For non-current trade and other receivables, fair values do not significantly differ from book values.

41

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (Continuation)

For the three-month period ended March 31, 2022, presented in comparative format

(In millions of Argentine Pesos (“$”))

NOTE 12: (Continuation)

The movements in the impairment of financial assets are as follows:

	Note	03.31.2022	03.31.2021
At the beginning	4.1	963	1,352
Impairment		44	80
Exchange differences on translation		6	39
At the end of the period		1,013	1,471

The movements in the impairment of other receivables are as follows:

	Note	03.31.2022	03.31.2021
At the beginning	4.1	12	14
Impairment		5	6
Reversal of unused amounts		-	(2)
Exchange differences on translation		(1)	-
At the end of the period		16	18

12.4	Cash and cash equivalents

	03.31.2022	12.31.2021
Cash	17	16
Banks	3,498	2,618
Investment funds	11,109	8,649
Total	14,624	11,283

42

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (Continuation)

For the three-month period ended March 31, 2022, presented in comparative format

(In millions of Argentine Pesos (“$”))

NOTE 12: (Continuation)

12.5	Borrowings

	03.31.2022	12.31.2021
Non-Current
Financial borrowings	5,737	5,968
Corporate bonds	147,711	133,662
Total Non-Current	153,448	139,630

Current
Bank overdrafts	-	1,156
Financial borrowings	4,655	3,033
Corporate bonds	3,091	3,976
Total Current	7,746	8,165
Total	161,194	147,795

As of March 31, 2022 and December 31, 2021 the fair value of the Company’s CB amount approximately to $ 141,912 million and $ 126,645 million, respectively. Such values were calculated on the basis of the determined market price of the Company’s CB at the end of each period (fair value level 1).

The carrying amounts of short-term borrowings approximate their fair value due to their short-term maturity.

As of the issuance of these financial statements, the Company is in compliance with the covenants provided for in their loans contracts.

The evolution of the consolidated loans over the three-month periods ended March 31, 2022 and 2021 is disclosed below.

	03.31.2022	12.31.2021
At the beginning of the year	147,795	135,805
Proceeds from borrowings	2,564	2,503
Payment of borrowings	-	(4,616)
Accrued interest	3,504	3,740
Payment of interests	(4,327)	(4,687)
Net foreign currency exchange difference	(472)	(1,284)
Borrowing costs capitalized in property, plant and equipment	12	-
Exchange differences on translation	12,118	12,285
At the end of the period	161,194	143,746

43

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (Continuation)

For the three-month period ended March 31, 2022, presented in comparative format

(In millions of Argentine Pesos (“$”))

NOTE 12: (Continuation)

12.5.1 Issuance of Corporate Bonds Class 8

On January 18, 2022, the Company issued Class 8 CB in the amount of $ 3,107 million at a Badlar rate + 2%, maturing in 18 months. This is the first green bond issued by Pampa, which reflects the commitment to finance projects with a positive impact on the environment and to diversify the country’s energy generation matrix. The issue was recognized by Fix Ratings, an affiliate of Fitch Ratings, with the rating of Green Bond (BV1), the best possible grade, since it is aligned with the four main components of ICMA’s (International Capital Market Association) Green Bond Principles (GBP). It was issued in observance of the “Guidelines for the Issuance of Social, Green and Sustainable Bonds in Argentina” of the CNV Rules and the provisions of BYMA’s Social, Green and Sustainable Guide and the BYMA Rules, and also makes up BYMA’s Social, Green and Sustainable Bonds Panel.

The Company will allocate the issue’s proceeds to finance the expansion of PEPE III wind farm.

12.5.2 Financial loans

During the three-month period ended March 31, 2022, the Company took on new short-term financing with domestic financial entities, net of cancellations and early cancellations, for a total $ 148 million. After the end of the period, the Company paid $ 1,304 million at maturity for bank debt with local financial entities.

44

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (Continuation)

For the three-month period ended March 31, 2022, presented in comparative format

(In millions of Argentine Pesos (“$”))

NOTE 12: (Continuation)

12.6	Trade and other payables

	Note	03.31.2022	12.31.2021
Non-Current
Compensation agreements		790	379
Finance lease liability		1,020	954
Readjustment of investment plan liability		253	-
Other		114	7
Other payables		2,177	1,340
Total non-current		2,177	1,340

Current
Suppliers		17,307	15,807
Customer advances		362	396
Related parties	16	2,229	1,524
Trade payables		19,898	17,727

Compensation agreements		135	136
Finance lease liability		278	386
Readjustment of investment plan liability		759	-
Other		336	312
Other payables		1,508	834

Total current		21,406	18,561

Due to the short-term nature of trade and other payables, their carrying amount is considered to be the same as their fair value. For most other non-current liabilities, fair values are not significantly different from their book values either.

45

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (Continuation)

For the three-month period ended March 31, 2022, presented in comparative format

(In millions of Argentine Pesos (“$”))

NOTE 12: (Continuation)

12.7	Fair value of financial instruments

The following table shows the Company’s financial assets and liabilities measured at fair value as of March 31, 2022 and December 31, 2021:

As of March 31, 2022	Level 1	Level 2	Level 3	Total
Assets
Financial assets at fair value through profit and losss
Government securities	30,016	-	-	30,016
Corporate bonds	2,029	-	-	2,029
Investment funds	4,447	-	-	4,447
Shares	15,700	-	3,239	18,939
Cash and cash equivalents
Investment funds	11,109	-	-	11,109
Derivative financial instruments	-	126	-	126
Other receivables	3,393	-	-	3,393
Total assets	66,694	126	3,239	70,059

As of December 31, 2021	Level 1	Level 2	Level 3	Total
Assets
Financial assets at fair value through profit and losss
Government securities	28,464	-	-	28,464
Corporate bonds	1,990	-	-	1,990
Investment funds	4,209	-	-	4,209
Shares	12,363	-	2,998	15,361
Cash and cash equivalents
Investment funds	8,649	-	-	8,649
Derivative financial instruments	-	16	-	16
Other receivables	3,047	-	-	3,047
Total assets	58,722	16	2,998	61,736

Liabilities
Derivative financial instruments	-	18	-	18
Total liabilities	-	18	-	18

The techniques used for the measurement of assets and liabilities at fair value through profit and loss, classified as Level 2 and 3, are detailed below:

-	Derivative Financial Instruments: calculated from variations between market prices at the closing date of the period, and the amount at the time of the contract.
-	Shares: it was determined using the income-based approach through the “Indirect Cash Flow” method, that is, the net present value of expected future cash flows, mainly through the collection of dividends taking into consideration the 4.04% and 4.55% equity interest, direct and indirect, in TJSM and TMB, respectively.

46

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (Continuation)

For the three-month period ended March 31, 2022, presented in comparative format

(In millions of Argentine Pesos (“$”))

NOTE 13: EQUITY COMPONENTS

13.1	Share Capital

As of March 31, 2022, the capital stock amounts to $ 1,386 million, including $ 4 million of treasury shares.

Acquisition of the Company’s own shares

On March 10, 2022, the Board of Directors resolved to suspend Program 11, approved on December 1, 2021 for a maximum amount of US$ 30 million, an initial term of 120 calendar days, and a maximum price of US$ 19 per ADR and $ 167 per common share, as the Company's share and ADR prices exceeded the set repurchase limit values. As of the issuance of these Consolidated Condensed Interim Financial Statements, this program has already expired.

During the three-month period ended March 31, 2022, the Company directly and indirectly acquired 0.1 million ADRs for a value of US$ 1.8 million.

13.2	Earning per share

Basic earnings per share are calculated by dividing the result attributable to the Company’s equity holders by the weighted average of outstanding common shares during the year. Diluted earnings per share are calculated by adjusting the weighted average of outstanding common shares to reflect the conversion of all dilutive potential common shares.

Potential common shares will be deemed dilutive only when their conversion into common shares may reduce the earnings per share or increase losses per share of the continuing business. Potential common shares will be deemed anti-dilutive when their conversion into common shares may result in an increase in the earnings per share or a decrease in the losses per share of the continuing operations.

The calculation of diluted earnings per share does not entail a conversion, the exercise or another issuance of shares which may have an anti-dilutive effect on the losses per share, or where the option exercise price is higher than the average price of ordinary shares during the period, no dilutive effect is recorded, being the diluted earning per share equal to the basic. As of March 31, 2022 and 2021, the Company does not hold any significant potential dilutive shares, therefore there are no differences with the basic earnings per share.

47

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (Continuation)

For the three-month period ended March 31, 2022, presented in comparative format

(In millions of Argentine Pesos (“$”))

NOTE 13: (Continuation)

	03.31.2022	03.31.2021
Earning for continuing operations attributable to the equity holders of the Company	10,304	3,150
Weighted average amount of outstanding shares	1,382	1,451
Basic and diluted earnings per share from continued operations	7.46	2.17

Earnings for discontinued operations attributable to the equity holders of the Company	-	2
Weighted average amount of outstanding shares	1,382	1,451
Basic and diluted earnings per share from discontinued operations	-	0.001

Earning attributable to the equity holders of the Company	10,304	3,152
Weighted average amount of outstanding shares	1,382	1,451
Basic and diluted earnings per share	7.46	2.17

48

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (Continuation)

For the three-month period ended March 31, 2022, presented in comparative format

(In millions of Argentine Pesos (“$”))

NOTE 14: STATEMENT OF CASH FLOWS’ COMPLEMENTARY INFORMATION

14.1	Adjustments to reconcilie net profit to cash flows generated by operating activities

	Note	03.31.2022	03.31.2021
Income tax	10.6	(347)	715
Accrued interest		3,333	3,057
Depreciations and amortizations	9, 10.1 and 10.2	5,374	3,838
Share of profit from joint ventures and associates	5.2.2	(2,682)	(2,226)
Results from property, plant and equipment sale and decresease	10.4 and 10.3	31	(13)
Result from the sale of other assets	10.4	(252)	-
Impairment of inventories	11.1 and 11.2	9	-
Impairment of financial assets		127	103
Result from measurement at present value	10.5	410	(139)
Changes in the fair value of financial instruments		164	3,310
Net exchange differences	10.5	(241)	(849)
Readjustment of investment plan	10.4	1,011	-
Constitution of allowances, net		(7)	-
Provision for contingecies	10.4	53	1,367
Provision for environmental remediation	10.4	-	1,317
Accrual of defined benefit plans	9 and 10.2	440	280
Compensation agreements	10.1 and 10.2	310	100
Other		-	12
Adjustments to reconcile net profit to cash flows generated by operating activities		7,733	10,872

49

Free translation from the original prepared in Spanish for publication in Argentina

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (Continuation)

For the three-month period ended March 31, 2022, presented in comparative format

(In millions of Argentine Pesos (“$”))

NOTE 14: (Continuation)

14.1	Changes in operating assets and liabilities

	03.31.2022	03.31.2021
Increase in trade receivables and other receivables	(2,044)	(353)
Increase in inventories	(3,058)	(1,957)
Increase in trade payables and other payables	333	75
Decrease in salaries and social security payable	(895)	(609)
Decrease in defined benefit plans	(80)	(38)
Increase in tax payables	238	610
Decrease in provisions	(82)	(79)
Income tax paid	(156)	(69)
Proceeds (Payments) from derivative financial instruments, net	199	(210)
Changes in operating assets and liabilities	(5,545)	(2,630)

14.2	Significant non-cash transactions

	03.31.2022	03.31.2021

Acquisition of property, plant and equipment through an increase in trade payables	(5,272)	(1,098)
Borrowing costs capitalized in property, plant and equipment	(12)	-
Increase in interests in associates through a decrease in other loans	-	(1,645)
Dividends pending collection	598	-

50

Free translation from the original prepared in Spanish for publication in Argentina

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (Continuation)

For the three-month period ended March 31, 2022, presented in comparative format

(In millions of Argentine Pesos (“$”))

NOTE 15: CONTINGENT LIABILITIES AND ASSETS

The main changes for the three-month period ended March 31, 2022 regarding contingent assets reported in the Consolidated Financial Statements as of December 31, 2021 are detailed below:

Administrative claims

Regarding the Preliminary Administrative Claim against the National Ministry of Economy to claim the owed amount, plus the applicable interest, assumed by the Federal Government during the term of validity of PEN Executive Order No. 1,053/18 on account of the exchange difference between the price of the gas purchased by gas distributors and that recognized in their final tariffs during the April 2018 - March 2019 period, as of the date of issuance of these consolidated condensed interim financial statements, a judgment was rendered dismissing the amparo on the grounds of undue delay submitted by the Company seeking that the defendant should state its position in this respect. The Company has filed an appeal against this decision.

NOTA 16: RELATED PARTIES´ TRANSACTIONS

16.1 Balances with related parties

As of March 31, 2022	Trade receivables	Other receivables		Trade payables
	Current	Non Current	Current	Current
Associates and joint ventures
CTB	38	-	-	-
Greenwind	37	-	-	-
OCP	-	-	614	-
Refinor	111	-	-	125
TGS	872	2,430	626	941
Transener	-	-	1	4
Other related parties
SACDE	4	-	5	1,159
Other	-	-	63	-
	1,062	2,430	1,309	2,229

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Free translation from the original prepared in Spanish for publication in Argentina

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (Continuation)

For the three-month period ended March 31, 2022, presented in comparative format

(In millions of Argentine Pesos (“$”))

NOTE 16: (Continuation)

As of December 31, 2021	Trade receivables	Other receivables		Trade payables
	Current	Non Current	Current	Current
Associates and joint ventures
CTB	33	-	-	-
Greenwind	38	-	-	-
OCP	-	-	200	-
Refinor	101	-	-	187
TGS	611	2,394	568	311
Transener	-	-	-	25
Other related parties
SACDE	3	-	5	1,001
Other	-	-	57	-
	786	2,394	830	1,524

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (Continuation)

For the three-month period ended March 31, 2022, presented in comparative format

(In millions of Argentine Pesos (“$”))

NOTE 16: (Continuation)

16.2 Operations with related parties

Operations for the three-month period	Sales of goods and services (1)		Purchases of goods and services (2)		Fees for services (3)			Other operating (expenses) and income, net (4)
	2022	2021	2022	2021	2022		2021	2022		2021
Associates and joint ventures
CTB	43	36	-	-	-		-	-		-
Greenwind	19	15	-	-	-		-	-		-
Refinor	281	166	(1,262)	(104)	-		-	-		(12)
TGS	1,284	738	(997)	(709)	-		-	-		-
Transener	-	-	(3)	(12)	-		-	-		-

Other related parties
Fundación	-	-	-	-	-		-	(27)	-	(18)
SACDE	-	-	(2,539)	(557)	-		-	3		3
Salaverri, Dellatorre, Burgio & Wetzler	-	-	-	-	(18)	-	(7)	-		-
	1,627	955	(4,801)	(1,382)	(18)		(7)	(24)		(27)

(1)	Corresponds mainly to advisory services provided in relation with technical assistance and sales of gas and refined products.
(2)	Correspond to natural gas transportation services, purchases of refined products and other services imputed to cost of sales for $ 2.339 million and $ 825 million and infrastructure works contracted to SACDE imputed in property, plant and equipment for $ 2,462 million and $ 557 million, of which $ 702 million and $ 155 million correspond to fees and general expenses calculated on the costs incurred by SACDE and/or Pampa to carry the works out for the period three-month ended March 31, 2022 and 2021, respective
(3)	Disclosed within administrative expenses.
(4)	Corresponds mainly to donations.

Operations for the three-month period	Finance income (1)		Dividends received
	2022	2021	2022	2021
Associates and joint ventures
OCP	-	27	844	-
TGS	60	59	-	-

	60	86	844	-

(1)	Corresponds mainly to financial leases and accrued interest on loans granted.

53

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (Continuation)

For the three-month period ended March 31, 2022, presented in comparative format

(In millions of Argentine Pesos (“$”))

NOTE 17: ASSETS AND LIABILITIES IN CURRENCIES OTHER THAN PESOS

	Type	Amount in currencies other than pesos	Exchange rate (1)	Total 03.31.2022	Total 12.31.2021

ASSETS

NON-CURRENT ASSETS
Financial assets at amortized cost	US$	105.4	111.01	11,700	10,821
Other receivables	US$	21.9	111.01	2,431	2,394
Total non-current assets				14,131	13,215

CURRENT ASSETS

Financial assets at fair value through profit and loss	US$	355.4	111.01	39,452	36,170
Financial assets at amortized cost	US$	5.2	111.01	580	537
Derivative financial instruments	US$	1.0	111.01	114	15
Trade and other receivables	US$	248.5	111.01	27,586	23,540
Cash and cash equivalents	US$	103.2	111.01	11,459	10,701
	U$	3.7	2.70	10	8
Total current assets				79,201	70,971
Total assets				93,332	84,186

LIABILITIES

NON-CURRENT LIABILITIES
Provisions	US$	133.4	111.01	14,805	13,571
Borrowings	US$	1,354.3	111.01	150,345	139,630
Other payables	US$	18.6	111.01	2,069	1,339
Total non-current liabilities				167,219	154,540

CURRENT LIABILITIES
Provisions	US$	4.8	111.01	537	512
Taxes payables	US$	0.01	111.01	1	1
Salaries and social security payable	US$	0.1	111.01	14	9
Derivative financial instruments	US$	-	111.01	-	1
Borrowings	US$	55.7	111.01	6,187	7,009
Trade and other payables	US$	117.9	111.01	13,091	10,746
	EUR	2.1	123.67	256	250
	SEK	1.2	11.84	15	60
Total current liabilities				20,101	18,588
Total liabilities				187,320	173,128
Net Position Liability				(93,988)	(88,942)

(1)	Exchange rate in force at March 31, 2022 according to the National Bank of Argentine for U.S. dollars (US$), euros (EUR), Swedish crowns (SEK) and Uruguayos pesos (U$).

54

Free translation from the original prepared in Spanish for publication in Argentina

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (Continuation)

For the three-month period ended March 31, 2022, presented in comparative format

(In millions of Argentine Pesos (“$”))

NOTA 18: TERMINATION OF HYDROELECTRIC CONCESSIONS

As the hydroelectric concessions timely granted by the Federal Government and, in some cases, by the Provinces approach expiration, on March 10, 2022, SE Resolution No. 130/22 was published, creating a Concessioned Hydroelectric Exploitations Team to evaluate the status of the hydropower concessions under national jurisdiction, including HIDISA, HINISA, and HPPL.

This team will be presided over by the Secretary of Energy (or the person appointed by him) and coordinated by a person with proven experience in the field. It will also be made up of representatives of the SE, CAMMESA, the ENRE, and IEASA. Furthermore, the Dam Safety Regulatory Body and water management and environmental protection authorities are invited to appoint a representative in the team.

The concessions' status report must be submitted within two years for the HIDISA and HINISA concessions, expiring in 2024, whereas the term for issuing the report for HPPL, which concession expires in 2029, will be later determined.

Finally, IEASA is entrusted with the technical audit of the power generation equipment.

NOTE 19: DOCUMENTATION SAFEKEEPING

On August 14, 2014, the National Securities Commission issued General Resolution No. 629, which introduced modifications to the provisions applicable to the keeping and conservation of corporate and accounting books and commercial documentation. To such effect, the Company have sent non-sensitive work papers and information corresponding to the periods not covered by the statute of limitations for their keeping in the Administración de Archivos S.A (AdeA)’s data warehouse located at Ruta 36, km 34.5, Florencio Varela, Provincia de Buenos Aires and in the Iron Mountain Argentina S.A.’s data warehouses located at the following addresses:

-	Azara 1245 –C.A.B.A.
-	Don Pedro de Mendoza 2163 –C.A.B.A.
-	Amancio Alcorta 2482 C.A.B.A.
-	San Miguel de Tucumán 601, Carlos Spegazzini, Municipality of Ezeiza, Province of Buenos Aires.

A list of the documentation delivered for storage, as well as the documentation provided for in Article 5.a.3) Section I, Chapter V, Title II of the PROVISIONS (2013 regulatory provisions and amending rules), is available at the Company headquarters.

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NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (Continuation)

For the three-month period ended March 31, 2022, presented in comparative format

(In millions of Argentine Pesos (“$”))

NOTE 20: SUBSEQUENT EVENTS

General Ordinary and Extraordinary Shareholders’ Meeting

On April 27, 2022, the Company’s General Ordinary and Extraordinary Shareholders’ Meeting resolved:

-	To approve the allocation of results for the fiscal year ended December 31, 2021, which amounted to a $ 27,097 million profit, resolving that: (i) the exchange difference on translation charged to retained earnings should be allocated $ 13,032 million to the voluntary reserve; (ii) disaffect $485 million from the legal reserve for having exceeded the legal limit of 20%; and (iii) the balance, that is, the amount of $ 31,907 million, should be allocated to the voluntary reserve.

-	To reduce the capital stock through the cancellation of 2.8 million shares, which is pending registration with the Public Registry.

56